SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE 13G

Information to be included in Statements filed

pursuant to Rule 13d-1(b), (c) AND (d)

Rodobo International, Inc.

(Name of Issuer)

COMMON Stock, $0.0001 par value

(Title of Class of Securities)

77106L104

(CUSIP Number)

December 31, 2011

(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Continued on following pages)

(Page 1 of 10 Pages)

	NAMES OF REPORTING PERSONS
1	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	China Reinv Partners, L.P.
	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
2		(a) ☐
		(b) ☒

	SEC USE ONLY
3

	CITIZENSHIP OR PLACE OF ORGANIZATION
4
	British Virgin Islands
	SOLE VOTING POWER
	5
	None.
NUMBER OF	SHARED VOTING POWER
SHARES	6
BENEFICIALLY	2,458,733
OWNED BY	SOLE DISPOSITIVE POWER
EACH REPORTING	7
PERSON WITH	None.
	SHARED DISPOSITIVE POWER
	8
	2,458,733
	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
	2,458,733
	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
10		☐

	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
	8.7% (1)
	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
	OO

(1) The ownership percentage of the Reporting Person is based on 28,273,266 shares of Common Stock issued and outstanding as of August 11, 2011, as stated in the Company’s Form 10-Q for the quarter ended June 30, 2011 and filed with the Securities and Exchange Commission on August 15, 2011.

	NAMES OF REPORTING PERSONS
1	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Hawkland Investments Ltd.
	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
2		(a) ☐
		(b) ☒

	SEC USE ONLY
3

	CITIZENSHIP OR PLACE OF ORGANIZATION
4
	British Virgin Islands
	SOLE VOTING POWER
	5
	152,003
NUMBER OF	SHARED VOTING POWER
SHARES	6
BENEFICIALLY	2,458,733
OWNED BY	SOLE DISPOSITIVE POWER
EACH REPORTING	7
PERSON WITH	152,003
	SHARED DISPOSITIVE POWER
	8
	2,458,733
	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
	2,610,736
	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
10		☐

	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
	9.2% (1)
	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
	OO

(1) The ownership percentage of the Reporting Person is based on 28,273,266 shares of Common Stock issued and outstanding as of August 11, 2011, as stated in the Company’s Form 10-Q for the quarter ended June 30, 2011 and filed with the Securities and Exchange Commission on August 15, 2011.

Item 1(a).	Name of Issuer.
Rodobo International, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices.
380 Changjiang Road, Nangang District, Harbin, PRC 150001
Item 2(a).	Names of Persons Filing.
China Reinv Partners, L.P. (“China Reinv”) Hawkland Investments Ltd. (“Hawkland”)
Item 2(b).	Address of Principal Business Office, or if none, Residence.

As to China Reinv:

China Reinv Partners, L.P.

Akara Bldg.

24 De Castro Street

Wickhams Cayman Islands

Road Town Tortola, B.V.I.

As to Hawkland:

Akara Bldg.

24 De Castro Street

Wickhams Cayman Islands

Road Town Tortola, B.V.I.

Item 2(c).	Citizenship.
As to China Reinv: British Virgin Islands As to Hawkland: British Virgin Islands
Item 2(d).	Title of Class of Securities.
Common Stock, par value $0.0001 per share (the “Common Stock”)
Item 2(e).	CUSIP Number.
77106L104
Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not applicable.
Item 4.	Ownership.

As of the date hereof, China Reinv owns (a) 2,458,733 shares of Common Stock, (b) a Common Stock Purchase Warrant which is exercisable into 818,182 shares of Common Stock and (c) a Common Stock Purchase Warrant which is exercisable into 545,455 shares of Common Stock (collectively, (b) and (c), the “Warrants”). The aggregate number of shares of Common Stock into which the Warrants are exercisable, and which China Reinv has the right to acquire beneficial ownership, is limited to the number of shares of Common Stock that, together with all other shares of Common Stock beneficially owned by China Reinv and Hawkland does not exceed 4.99% of the total issued and outstanding shares of Common Stock of the Issuer. Accordingly, China Reinv does not beneficially own any shares of Common Stock underlying the Warrants.

As of the date hereof, Hawkland beneficially owns 152,003 shares of Common Stock and 2,458,733 shares of Common Stock (as shared with China Reinv).

Hawkland is the general partner of China Reinv. By virtue of such relation, Hawkland may be deemed to have dispositive power over the shares owned by China Reinv. Hawkland disclaims beneficial ownership of such shares. Messrs. Stephen John Kelly and Damian Jones Calderbank have delegated authority from the members of Hawkland with respect to the shares of Common Stock owned by China Reinv. Messrs. Kelly and Calderbank may be deemed to share dispositive power over the shares of Common Stock held by China Reinv and each disclaim beneficial ownership of such shares of Common Stock, and neither person has any legal right to maintain such delegated authority. Messrs. Kelly and Calderbank have delegated authority from the members of Hawkland with respect to the shares of Common Stock owned by Hawkland. Messrs. Kelly and Calderbank may be deemed to share dispositive power over the shares of Common Stock held by Hawkland and each disclaim beneficial ownership of such shares of Common Stock, and neither person has any legal right to maintain such delegated authority.

Accordingly, for the purpose of this Statement:

As to China Reinv:

(a)	Amount beneficially owned by China Reinv: 2,458,733 shares of Common Stock of the Issuer.
(b)	Percent of Class: China Reinv beneficially owns 8.7% of the Issuer’s issued and outstanding Common Stock (based 28,273,266 shares of Common Stock issued and outstanding as of August 11, 2011, as stated in the Company’s Form 10-Q for the quarter ended June 30, 2011 and filed with the Securities and Exchange Commission on August 15, 2011).
(c)	Number of shares as to which China Reinv has:
(i)	Sole power to direct the vote: None.
(ii)	Shared power to vote or to direct the vote: 2,458,733 shares of Common Stock of the Issuer.
(iii)	Sole power to dispose or direct the disposition of the Common Stock: None.
(iv)	Shared power to dispose or direct the disposition of the Common Stock: 2,458,733 shares of Common Stock of the Issuer.

As to Hawkland:

(a)	Amount beneficially owned by Hawkland: 2,610,736 shares of Common Stock of the Issuer.
(b)	Percent of Class: Hawkland beneficially owns 9.2% of the Issuer’s issued and outstanding Common Stock (based 28,273,266 shares of Common Stock issued and outstanding as of August 11, 2011, as stated in the Company’s Form 10-Q for the quarter ended June 30, 2011 and filed with the Securities and Exchange Commission on August 15, 2011).
(c)	Number of shares as to which Hawkland has:
(i)	Sole power to direct the vote: 152,003 shares of Common Stock of the Issuer.
(ii)	Shared power to vote or to direct the vote: 2,458,733 shares of Common Stock of the Issuer.
(iii)	Sole power to dispose or direct the disposition of the Common Stock: 152,003 shares of Common Stock of the Issuer.
(iv)	Shared power to dispose or direct the disposition of the Common Stock: 2,458,733 shares of Common Stock of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2012

CHINA REINV PARTNERS, L.P.

By:	HAWKLAND INVESTMENTS LTD., its general partner

By:	/s/ Jonathan Furst
Name: Jonathan Furst
Title: General Attorney

HAWKLAND INVESTMENTS LTD.

By:	/s/ Jonathan Furst
Name: Jonathan Furst
Title: General Attorney

Exhibit Index

99.1 Joint Filing Agreement